                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 10SB/A
                                 AMENDMENT NO. 1

                    General Form for Registration of Securities
                             of Small Business Issuers
                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                                MEDICONSULT.COM, INC.
                  ----------------------------------------------
                  (Name of Small Business Issuer in its Charter)

          DELAWARE                                      84-1341886
-------------------------------             -------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification
 Incorporation or Organization)                         Number)

              33 Reid Street, 4th Floor, Hamilton HM 12, Bermuda
           ------------------------------------------------------------
           (Address of Principal Executive Offices, Including Zip Code)

                                  (441) 296-0736
                            ---------------------------
                            (Issuer's Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, $.001 PAR VALUE.

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

     The Company is a consumer marketing company featuring a "virtual medical clinic" on the World Wide Web which provides patient oriented medical information and moderated support to patients, families and health care professionals. This website provides information and services for over 50 medical topics. According to records maintained by the Company, the Company's website received in excess of 290,000 visits during the month of May 1997.

     The Company's sources of revenues are expected to include: (1) advertising and sponsorship fees charged to pharmaceutical and medical supply companies; (2) on-line sales of books and medical supplies; (3) user fees derived from the Consult-Our-Specialist service; (4) consulting services; (5) franchising content; and (6) off-line newsletter subscriptions.

HISTORY OF THE COMPANY

     Mediconsult.com, Inc. (the "Company") was formed under the laws of the State of Colorado in October 1989, for the purpose of creating a corporate vehicle to seek and acquire a business opportunity. The Company was incorporated under the name Waterford Capital, Inc., and conducted no business until the acquisition of Mediconsult.com Limited, a Bermuda corporation, in April 1996.

     On April 23, 1996, the Company acquired all of the outstanding stock of Mediconsult.com, Limited ("MCL"), a Bermuda corporation, in exchange for 11,000,000 shares of the Company's authorized but unissued Common Stock. Such shares were issued to the former shareholders of MCL and represented approximately 80% of the Company's Common Stock outstanding. As a result of this transaction, there was a change in control of the Company, and new officers and directors selected by MCL were elected. MCL was formed for the purpose of creating a "virtual medical clinic" on the World Wide Web.

     During May 1996, the Company conducted a small offering pursuant to Rule 504 under Regulation D in which it raised $25,985 by selling 1,039,400 shares.

     On August 12, 1996, the Company effected a 20 for 1 forward stock split of the Company's Common Stock and on October 23, 1996, the Company effected a 10 for 1 forward stock split of the Company's Common Stock. All financial information and share data in this Registration Statement gives retroactive effect to these two stock splits.

     All references to the "Company" herein refers to the Company and MCL, the Company's wholly-owned subsidiary, unless the context otherwise requires. The Company generally conducts business through its wholly-owned subsidiary with the parent company acting as a holding company.

     On December 4, 1996, the Company merged with a newly-formed, wholly-owned subsidiary having the same name for the purpose of changing the Company's domicile from Colorado to Delaware.

HISTORY OF MCL

     MCL was incorporated under the laws of Bermuda on April 11, 1996. Mr. Robert Jennings and Dr. Michel Bazinet, the founders of MCL, developed MCL's business plan and the website was launched on July 1, 1996, with 10 medical topics. Forty more topics were added in October, November and December 1996.

     During July through September 1996, a management team headed by Ian Sutcliffe was hired, and additional staff was hired to fill out various site development, content acquisition, research promotion and marketing positions.

     A public relations program was test-launched in late September, boosting site traffic and raising the profile of the organization. A test-advertising campaign was launched in mid-November to further build traffic volume and develop further advertising ideas. On December 6, 1996 the Company commenced offering persons the opportunity to submit questions to medical experts for a fee, and during February 1997 a media relations and advertising campaign was launched.

     Sponsor marketing began November 1, 1996, with a marketing newsletter and telephone campaign. During January 1997, the Company started aggressively pursuing pharmaceutical companies to advertise on the Company's web site.

     In January 1997, the Company started advertising on Yahoo, WebCrawler, America On Line, Lycos and several other search engines on the Internet. In addition, the Company posts messages to news groups to promote the site to users on the Internet. In February 1997, the Company hired Dewe Rogerson, Inc., a media relations firm in New York, to actively promote the Company and its website to the media. This offline activity includes arranging for media interviews, press coverage, distributing news releases, and any other activity that might raise the Company's profile.

     During March 1997, the Company entered into an agreement with CompuServe Incorporated ("CompuServe") whereby CompuServe has established on its internet site links to the Company's site and the Company has created a referral area on its website to refer users to CompuServe's site.

     During April 1997, the Company entered into an agreement with IBM Canada Ltd. which basically has two components. First, the Company is working with IBM Canada to build a website for the Company's online medical products store using IBM's Net.commerce software. Secondly, the Company's staff has been working in a consulting capacity to assist IBM Canada in the development and marketing of its Net.commerce software for small and medium sized companies.

     The IBM Net.commerce software is a proprietary electronic commerce software product sold by IBM Canada to companies wishing to establish an on-line retail environment. The Company has completed most of its services under this agreement with IBM Canada, and these services included assessing the competition, identifying bugs in the software, reviewing the installation process, reviewing the IBM website tools that support the product, reviewing marketing plans, creating proposal templates for selling the product and conducting presentations to IBM Canada marketing staff.

     The Company charged IBM Canada based on the actual time spent at the Company's standard daily rates for consulting services.

     Since November 1996, the Company has signed content and marketing agreements with twelve non-profit patient support organizations. The agreements provide for sharing of medical information, sales of videotapes, books and other products, online donation and membership registration for conferences and association services; all via the Company's proposed secure transactions area. Generally, these agreements provide that the Company will be paid a referral fee based on a percentage of the purchase price of items sold through the Company's store or other payments made to the organization plus credit card processing charges. Organization members will also be able to participate in the Company's online services including moderated discussion groups to obtain timely information and emotional support.

     The organizations that have agreements with the Company are:

     --  The Brain Tumor Society
     --  Chronic Fatigue Syndrome & Immunological Disorders Association
            of America
     --  MidLife Woman (Menopause)
     --  US TOO! (Prostate Cancer)
     --  National Stroke Association
     --  American Liver Foundation
     --  Testicular Cancer Resource Center
     --  National Depression/Manic-Depression Association
     --  American Sleep Apnea Association
     --  Leukemia Society of America
     --  CHADD (Children and Adults with Attention Deficit Disorders)

     During April 1997, the Company verbally agreed with CenterWatch, Inc., a leading clinical trial organization, pursuant to which the Company will present educational and other material on clinical trials and provide leads to CenterWatch for a flat monthly fee.

     During April 1997, the Compay signed an agreement with the Canadian syndicated television show, "Doctor on Call", to co-brand the show and the site and co-market both companies to advertisers.

BUSINESS - INTRODUCTION

     The Company is a consumer marketing company featuring a "virtual medical clinic" on the World Wide Web. The Company's objective is to create a high quality content destination on the Internet, attract visitors who will find the information valuable and generate revenue from visitors and advertisers. The Company also intends to reach non-Internet users through newsletters, CD-Roms, television and other vehicles.

     While the initial focus of the business is catering to the needs of patients, there are many natural extensions to pursue in the future, including physicians, plastic surgeons, pharmacies and other health care segments. The content is presented in English and can be easily translated into other languages to expand the market opportunity.

     The Company's objective is to generate revenue from website advertising, sponsorships, product and service sales, consulting services, franchising content, and newsletter subscriptions and advertising. Access to the site will be free, however special services will be available for a fee.

     The Company's marketing strategy has two components. First, the Company is executing a consumer public relations and advertising campaign to attract visitors to the site and raise awareness of the site. This campaign includes online and off-line activities. Second, the Company is conducting a sponsor public relations and advertising campaign to attract advertising agencies, pharmaceutical firms, health management organizations, pharmacy chains, medical device manufacturers, clinical trial companies, biotechnology firms and other health care providers as advertisers and sponsors.

THE INTERNET SITE

     The Company's Internet site is designed from the ground up with the consumer in mind. The objective is to develop an empowered patient who achieves improved health. The site strives to provide "one-stop shopping" for customer medical information. The vast majority of services are provided free to the visitor.

     All information and services are organized into 50 different medical condition topics. Some of the topics included are: attention deficit disorder, AIDS, allergies, alzheimer's disease, arthritis, asthma, breast cancer, bronchitis, colorectal cancer, depression, diabetes, erectile dysfunction, headache/migraines, heart disease, infertility, lung cancer, melatonin, menopause/osteoporosis, obesity, hypertension, pregnancy, prostrate cancer, sleep disorder, spinal cord injury, sexually transmitted diseases, stress and strokes. Additional sites will be added in the future.

     Services: For each listed medical topic the site offers a combination of the following services:

          * Journal Club: The Journal Club provides summaries of articles from leading, peer-reviewed medical journals (e.g., New England Journal of Medicine) that would be of interest to patients, friends and families. The summaries of the articles are prepared by qualified medical journalists who are hired as independent contractors/consultants by the Company.

          * Support Group: Users can post messages, ideas or responses to an e-mail bulletin board that is moderated by a health care professional.

          * Conference Highlights: Selected papers presented to major medical conferences are summarized by qualified medical journalists and presented in the same manner as the Journal Club within days of the medical conference ending.

          * Educational Material: This section includes basic primer information on each topic as well as specific material provided by organizations such as the National Institute of Health, pharmaceutical companies, major associations for each condition, leading hospitals and prominent support groups.

          * Drug Information: This database provides detailed information on drugs used to treat specific medical conditions. The information is from the US Pharmacopoeia database and is supplemented by information from pharmaceutical firms and other health organizations. The database includes 30 areas of information on each drug, including side effects, missed dosage, pregnancy implications and interactions with other medications.

          * Outside Sources: This service contains a list of links to selected Internet sites covering the medical topic of interest. A brief description of the linked site is included to assist the user in selecting the best site.

          * Consult-Our-Specialist: This service currently provides a visitor to the site with tailored information based on the specific information submitted by the visitor, from one of four prostate cancer specialists. Visitors can select the individual specialist most appropriate to their needs based on the specific credentials and experience of each physician. The Company intends to add specialists in other fields in the future. A visitor who desires to use this service is asked to complete a questionnaire with complete background information and the specific hypothetical questions he would like answered. The request and response are both processed in such a manner that they are private and not accessible to other users of the site. The specialists who respond to these requests provide only general information and they do not provide medical advice or diagnoses, and they do not make any patient-specific recommendations. The user is instructed that the specialist is not the user's personal physician, and that the specialist will not know the identity of the user, but will be asked the question in a hypothetical format.

     As of the date of this Report, less than a dozen persons have utilized this service and the Company just completed redesigning this portion of its site to make it more user friendly.

     The physician specialists execute consulting agreements with the Company in which they agree to act as independent contractors and to be compensated based on a set fee for each report they prepare.

          * Medical Supplies: This section was opened late in April 1997. Users are able to purchase hard to find medical products, devices and services which are shipped for home delivery. The Company in essence has a medical supply store. The Company has agreed to use IBM's Net.Commerce software for its on-line store.

          * Patient Associations: This service provides links to patient associations involved with the medical conditions covered in the topic. A detailed introduction to the association is provided. Through these links, a user has access to membership information, additional material on the medical topic, and products and services offered by the association. As of March 31, 1997, twelve associations are represented on the Company's website.

          * Bookstore: This service provides a list of recommended reading materials with a review prepared by the Company. The books can be purchased on-line through the link to the Amazon.com on-line bookstore.

     Stepping outside of the Internet, there are thousands of patients wanting the same quality of information organized into specific topics -- who do not have access to the Internet. The Company has thousands of pages of documents, and it is only reaching a small percentage of the people who are sick. To service this demand, the Company intends to publish off-line newsletters in the future. The Company believes that it has enough content to publish a monthly issue on most topics which are included on the website.

CONSULTING

     The Company has developed a comprehensive Internet Marketing Methodology[TM] and the Company believes that it can utilize this marketing methodology as a basis for providing consulting services to other companies that are interested in developing a strategy for marketing on the Internet. These consulting services are to be distinguished from the services described above under "History of MCL" which the Company performed for IBM Canada in connection with its Net.commerce software.

     The Company has commenced consulting assignments with both Hoffman LaRoche and Microsoft Canada. With respect to Hoffman LaRoche ("Hoffman"), Hoffman wants to market a specific series of drugs over the Internet. The Company is using its marketing methodology to determine Hoffman's objectives, the needs of its audience, the Internet tools appropriate to these objectives, how the Internet program links to traditional marketing programs, and how to measure the return on investment.

     With respect to Microsoft Canada the Company is using the same marketing methodology except that the objective is to develop a new Health and Wellness service as part of Microsoft Canada's Network offering.

     The Company charges its consulting clients based on the actual amount of time spent at the Company's standard daily rates for consulting services.

MARKET AND MARKETING STRATEGY

     Thus far, the Company's website has been visited by patients (76%), their families and friends (18%) and some health professionals. The Company received in excess of 290,000 visits to its website during the month of May 1997. Each visitor downloaded an average of four documents per visit (720,000 documents per month).

     The Company's mission is to help patients make better health care decisions, communicate more effectively with health care providers and promote compliance with appropriate therapies.

     The business strategy is to attract high quality visitors to the site and provide them with information, services and products pertinent to their medical condition.

     The Internet site is attracting visitors who are more focused than the average Internet user. The following statistics indicate that the visitors represent a very targeted audience:

     Visitors average age:    45 year old (Internet average 33 years old)

     Visitors gender:    54% female (Internet average 31%)

     94% of visitors are either a patient or an influencer of a patient:

     76% Patient        18% Influencer          4% Doctor          2% Other

     70% of visitors have been diagnosed with a medical condition.

     80% discuss the information with their doctor - creating value for sponsors.

     The Company intends to build relationships with strategic organizations in the healthcare and information technology sectors. These organizations would include healthcare providers -- like pharmaceutical firms, medical service companies, specialized hospital departments, non-profit support groups, and physician organizations -- as well as charitable research foundations and publishers, HMOs, PBMs, pharmacies, clinical trial organizations, allied health-care groups, and consumer media. These relationships are expected to result in long-term partnerships. As of March 31, 1997, the Company had agreed with twelve non-profit patient associations to provide their information on the Company's site. During April 1997, the Company established a "secure server" transaction area to allow the non-profit associations a place to accept donations, and sell products and services to users online. In return for promoting and processing the sales the Company will charge the association a fee of approximately 10% of the transaction amount.

     Four examples of existing relationships best illustrate this strategy:

     US TOO! is the largest Prostate Cancer Support Group in the world with 400 chapters representing over 120,000 patients. The Company hosts US TOO! information on its site and works with US TOO! on joint marketing and awareness ideas.

     IBM Canada Ltd. has included their Internet Passport software with the Company's marketing material sent to 1,400 pharmaceutical and healthcare industry and media sources. Joint marketing ideas with IBM continue to be discussed. In addition, IBM Canada Ltd. has agreed with the Company to develop a marketing program and support tools for its Net.Commerce retail software offering. The Mediconsult.com Internet Marketing Methodology[TM] and the merchandising program for the Company's on-line medical store will be used in this project.

     Microsoft Canada, Inc. has engaged the Company to assist in developing a detailed concept and implementation plan for a Canadian Health Channel on the MSN Canadian Network.

     Pharmaceutical Companies (e.g. Roche, Glaxo, Schering) have provided consumer information in the Educational Material section on the Internet site. The Company hosts workshops for pharmaceutical executives, consults with them on a one-to-one basis, and prepares a regular newsletter specifically tailored for the pharmaceutical industry.

COMPETITION

     Management believes that there are over 7,500 medical and health information sites on the Internet, and approximately 10 to 20 of these sites are regularly managed and updated. Included among these Internet sites are Intelihealth, a site developed jointly by Aetna U.S. Healthcare and Johns Hopkins University; Medscape, operated by Medscape, Inc.; PharmInfoNet, operated by VirSci Corporation; HealthAnswers, operated by Orbis Broadcast Group; and sites operated by Mayo Clinic, Avicenna, Sapient Health Network, Global Medic and HealthGate. Many of these competitors have significantly greater financial, technical and marketing resources than the Company and some have greater name recognition and client/patient bases.

     The Company attempts to compete by focusing on the needs of a patient who has a particular illness or medical condition. Information on the Company's site is organized into 50+ medical types so that a patient with a particular illness or question can go immediately to the health problem he/she is interested in. Most websites of competitors, on the other hand, are designed to provide information for physicians or physicians and patients.
The Company attempts to provide the latest available information on the topics it covers and new information is added daily. There can be no assurance that the Company will be able to compete successfully against current and future competitors.

GOVERNMENT REGULATION

     The only portion of the Company's business which may be regulated is the "Consult-Our-Specialist" service on the website. If the specialist were to be deemed to be practicing medicine, he may be required to be licensed as a physician in the jurisdiction where the user resides. The Company has attempted to carefully design this portion of its business to avoid the claim that it or its specialists are practicing medicine. The specialists only provide general information in response to hypothetical questions. No medical opinions or diagnoses are provided and no patient-specific recommendations are made. The specialist always recommends that a user consult with his/her physician. Based on the foregoing, the Company believes that the services provided by its specialists do not constitute practicing medicine. In the event that some state or other regulatory agency determines that the Company or its specialists are practicing medicine without a license, the Company will be required to revise or terminate this portion of its business. The Company does not believe that this would have a material adverse impact on its business because this is not expected to be a significant source of revenue or profits for the Company.

EMPLOYEES

     As of April 1, 1997, the Company had approximately 36 employees and consultants of which 14 work full-time for the Company. The Company's employees are not represented by any labor union. Management believes that its relationship with its employees is favorable.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

     As of December 31, 1996, the Company had a negative working capital position of $(58,811) and included in current liabilities are $500,000 of convertible debentures which are due on December 31, 1997. The Company's operations are currently being funded by loans from the Company's President. Management believes that the Company will be able to continue to operate on borrowings from the Company's President and other shareholders until such time as the Company's revenue increases to a level where the Company has a positive cash flow from operations. The Company is currently spending approximately $125,000 to $150,000 per month and monthly revenues are less than $5,000 per month. Among the expenses which the Company is committed to pay are the salaries of Ian Sutcliffe ($20,000 per month), Michel Bazinet ($10,000 per month) and certain other employees. The salary of Robert Jennings is variable and depends on the amount of work he performs and the amount of cash available. The Company is also paying $5,500 per month to TeleVisions, Inc., the business which developed and maintains the Company's website. The Company is operating under an agreement with TeleVisions, Inc., which provides that either party can terminate the agreement on 60 days notice. Therefore, the Company is only legally obligated to pay this amount so long as neither party has elected to terminate the agreement. The Company has no present intention of terminating its agreement with TeleVisions, Inc.

     Management anticipates that revenues will increase to the level where the Company almost has a positive cash flow by this summer, and if they do not, Management intends to take steps to reduce its current level of operations. There is no assurance that the revenues will increase to the level necessary to avoid the need to borrow additional funds or that additional funding will be available. Based on the above, Management believes that the Company will have sufficient financing available to fund the Company's operations for the next twelve months.

     The $500,000 of debentures which are currently outstanding are convertible at $.50 per share, and management expects that these debentures will be converted before they become due on December 31, 1997. If they are not converted, the Company will most likely need to raise additional financing, either debt or equity in order to pay off any debentures that are not converted.

     Since December 1996, the Company spent approximately $150,000 on computer hardware and software which was financed with the proceeds of the December 1996 private offering. The Company has no current plans to purchase any significant equipment or to conduct any significant research and development during the next 12 months. The Company also does not expect to make any significant changes in the number of employees and consultants it uses unless it is necessary to make cuts to reduce overall spending.

     The Company intends to generate revenues in the following six ways:

     1.   MARKETING OR SPONSORSHIP FEES CHARGED TO PHARMACEUTICAL AND
MEDICAL SUPPLY COMPANIES. The Company believes that it will be able to deliver to these companies a highly-motivated, interested and targeted customer base and allow these companies an opportunity to display information describing their products and services to this audience. As of June 2, 1997, the Company had one small pharmaceutical company and a vitamin company which are paying to advertise several of their products, and the Company is in discussions with a number of other companies which are considering advertising their products on the Company's site. There is no assurance how many, if any, of these companies will decide to advertise on the Company's website.

     2. FRANCHISING CONTENT. The Company has developed a significant database of medical information for its website, and Management intends to approach health maintenance organizations ("HMO's"), pharmaceutical firms, pharmacy chains, and other companies in related fields and offer to license the content on the Company's database. For example, Microsoft Canada may want to create a Health and Wellness area on its Microsoft Network using the Company's database, but with Microsoft Canada's own logos and look and feel. The Company would develop the Microsoft Canada interface to the Company's database and then charge Microsoft Canada for every "hit" on the database that comes from Microsoft Canada's service. The charges would include some combination of the number of visitors to the database and the number of documents each person looks at.

     3. ON-LINE SALES OF BOOKS AND MEDICAL SUPPLIES. The Company recently signed on as a participant in the Amazon.com Associates program. Amazon.com is the largest bookseller on the Internet. The agreement with Amazon.com provides that the Company refers users to the Amazon.com site where users can buy books, tapes and videos. In return, Amazon.com pays the Company a referral fee based on the sales price. During April 1997, the Company started to offer, over its website, vitamins, CD-Roms and other medical products and supplies.

     4. USER FEES DERIVED FROM THE COMPANY'S "CONSULT-OUR-SPECIALIST" SERVICE. This service currently provides a visitor to the site with information based on the specific information submitted by the visitor, from one of four prostate cancer specialists. The Company intends to add specialists in other fields in the future. Each user will be charged a fee for each inquiry. The fee is currently $200. The Company pays approximately 65% of this fee to the responding physician and keeps 35% of the fee.

     5. CONSULTING SERVICES. In the course of building its business, the Company has developed a comprehensive marketing strategy for doing business on the Internet which the Company has labeled the "Mediconsult Internet Marketing Methodology[TM]". Management has decided to consult with other companies which would like assistance developing successful internet marketing strategies. The Company has recently commenced consulting assignments with IBM Canada Ltd., Microsoft Canada, Inc., and Hofman la Roche.

     6. OFF-LINE NEWSLETTER SUBSCRIPTIONS PERTAINING TO SPECIFIC MEDICAL CONDITIONS (E.G. A MONTHLY PROSTATE CANCER NEWSLETTER) WHICH WOULD BE DISTRIBUTED THROUGH SUPPORT GROUP CHANNELS, MEDICAL SUPPLY AND PHARMACEUTICAL COMPANY MARKETING PROGRAMS. The Company intends to commence this portion of its business later in 1997.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company does not lease any office space. Its headquarters are located in the offices of Robert Jennings, the President, and the Company pays no rent for the use of the space. All of the Company's employees and consultants work out of their homes or contractor's offices. The employees and consultants make extensive use of Email, telephone and fax communications.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of April 1, 1997, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all Directors individually and all Directors and Officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                                  AMOUNT OF BENEFICIAL           PERCENTAGE
NAME AND ADDRESS                       OWNERSHIP                  OF CLASS
----------------                  --------------------           ----------
Robert Jennings                        5,540,000<FN1>              32.6%
33 Reid Street, 4th Floor
Hamilton HM 12
Bermuda

Michel Bazinet                         6,000,000<FN2>              37.0%
343 Brookfield Street
Mount-Royal
Montreal, Quebec
Canada  H3P 2A7

The Mediconsult Trust<FN3>            10,250,000<FN4>              63.2%
51 Pitts Bay Road
Pembroke HM 12
Bermuda

Ian Sutcliffe                            750,000<FN5>               4.6%
16 Stonehedge Hollow
Unionville, Ontario
Canada  L3R 3Y9

Kevin Winter                           1,570,000<FN6>               9.3%
4 Mill Point Lane
Pembroke HM05, Bermuda

All Executive Officers and            12,322,000<FN7>              72.5%
Directors as a Group
(5 Persons)
_________________

<FN1>
Includes 4,750,000 shares owned beneficially by Mr. Jennings by virtue of his 46.342% beneficial interest in the shares held by The Mediconsult Trust, and 790,000 shares subject to immediately exercisable options granted under the 1996 Stock Option Plan.
<FN2>
Includes 1,000,000 shares directly owned by Mr. Bazinet and 5,000,000 shares owned beneficially by Mr. Bazinet by virtue of his 48.78% beneficial interest in the shares held by The Mediconsult Trust.
                                 -11-

<FN3>
The trustee of The Mediconsult Trust is Robert Jennings, and as trustee Mr.
Jennings has full control of the voting rights of the Trust.   This Trust is a
personal tax and estate planning trust and it has an indefinite term. The beneficiaries and their respective beneficial interests are as follows:
Robert Jennings (46.342%); Michel Bazinet (48.78%); and Ian Sutcliffe
(4.878%).
<FN4>
The Mediconsult Trust has granted an option to a non-affiliated entity to purchase up to 300,000 shares owned by the Mediconsult Trust. The option expires June 1, 1999.
<FN5>
Includes 250,000 shares owned directly by Mr. Sutcliffe and 500,000 shares owned beneficially by Mr. Sutcliffe by virtue of his 4.878% beneficial interest in the shares held by The Mediconsult Trust.
<FN6>
Includes 970,000 shares held of record by Mr. Winter and 600,000 shares underlying a $300,000 convertible debenture.
<FN7>
Includes presently exercisable options held by Mr. Jennings and Debora Falk.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Directors and Officers of the Company and its wholly-owned subsidiary are as follows:

     NAME            AGE           POSITIONS AND OFFICES HELD
     ----            ---           --------------------------
Robert E. Jennings   39    President, CEO and Director of the Company

Ian Sutcliffe        44    Chief Operating Officer of the Company and
                           President of Subsidiary

Michel Bazinet       40    Medical Director of Subsidiary

Debora A. Falk       38    Vice President-Sales of Subsidiary


     There is no family relationship between any Director or Executive Officer of the Company.

     The Company has no nominating, compensation or audit committees.

     Set forth below are the names of all Directors, Nominees for Director and Executive Officers of the Company and its wholly-owned subsidiary, all positions and offices with the Company held by each such person, the period during which he has served as such, and the principal occupations and employment of such persons during at least the last five years:

     ROBERT E. JENNINGS - PRESIDENT, CHIEF EXECUTIVE OFFICER AND A DIRECTOR
OF THE COMPANY. Mr. Jennings has served as President, CEO and a Director of the Company since April 1996, and as CEO and a Director of Mediconsult.com Limited since its inception in April 1996. Mr. Jennings received a Bachelors Degree in Economics from the University of Western Ontario in 1979 and he received his degree as a chartered accountant in Canada in 1981. He was employed by Coopers & Lybrand in Canada and England from May 1979 until September 1988, where he spent the last four years as a senior audit manager. From September 1988 until February 1991, Mr. Jennings served as Vice President of Arix Capital and Vice President-Finance of Arix Realty Group, a commercial real estate company. From February 1991 until December 1993, he was a partner in Bracknell & Associates, a company which advised clients on mergers and acquisitions, international business, and other general business matters. Since January 1994, Mr. Jennings has served as owner and President of Triathlon (Bermuda) Limited, a company which provides international business advice. He also serves as a director of MIT Ventures, Inc., a mining company which is publicly-traded on the Vancouver Stock Exchange.

     IAN SUTCLIFFE - CHIEF OPERATING OFFICER OF THE COMPANY AND PRESIDENT OF SUBSIDIARY. Mr. Sutcliffe has served as Chief Operating Officer of the Company and as President of Mediconsult.com Limited since July 1996. He has 17 years experience as a management consultant, primarily in the high-tech sector. Most recently he spent three years from July 1993 to June 1996, re-engineering key marketing and sales processes worldwide for IBM. Mr. Sutcliffe received a Bachelor of Commerce Degree from the University of British Columbia in 1980 and he received his Chartered Accountant Designation in 1982. He was employed by Coopers & Lybrand in Canada and Europe from 1979 until 1985. He owned and operated his own firm, Sutcliffe & Associates, from 1985 until 1989 when he merged his firm with BDO Dunwoody. He left BDO Dunwoody in June 1993 to begin his consulting work with IBM.

     MICHEL BAZINET - MEDICAL DIRECTOR OF SUBSIDIARY. Dr. Bazinet has served as the Medical Director of Mediconsult.com Limited since April 1996. He is a urologist specializing in uro-oncology. He completed his medical and specialty training at Sherbrooke (1979) and McGill (1984) universities in Canada, followed by a three-year fellowship in uro-oncology at the Memorial Sloan Kettering Cancer Center in New York. Dr. Bazinet has been practicing medicine at McGill University in Montreal since 1987. His responsibilities with the Company's subsidiary include the direction of the overall medical content of the Company's website and he moderates many of the Company's on-line support groups.

     DEBORA FALK - VICE PRESIDENT-SALES OF SUBSIDIARY. Ms. Falk has served as Vice President-Sales of Mediconsult.com Limited since September 1996. During July and August 1996, she was a consultant to the Company. From 1985 until June 1996, she was employed by IBM Canada in a number of technical and marketing positions with the most recent one being Canadian Market Management Process Manager. She received a Bachelor of Arts degree in Computer Science and Business from the University of Guelph in 1985.

     The Company's executive officers hold office until the next annual meeting of directors of the Company. There are no known arrangements or understandings between any director or executive officer and any other person pursuant to which any of the above-named executive officers or directors was selected as an officer or director of the Company.

ITEM 6.  EXECUTIVE COMPENSATION.

     The following table sets forth information regarding the executive compensation for the Company's President and each other executive officer whose total annual salary and bonus exceeded $100,000 for the period from April 23, 1996 through December 31, 1996:

                                  SUMMARY COMPENSATION TABLE

                           ANNUAL COMPENSATION
                              (PERIOD FROM                 LONG-TERM
COMPENSATION
                             APRIL 23, 1996
-----------------------------------
                          TO DECEMBER 31, 1996)              AWARDS
PAYOUTS
                          -----------------------  ---------------------------
------
                                                             SECURI-
                                                              TIES
                                                             UNDERLY-
                                           OTHER     RE-       ING
 ALL
                                           ANNUAL  STRICTED  OPTIONS/
OTHER
NAME AND PRINCIPAL                         COMPEN-  STOCK      SARs     LTIP
COMPEN-
     POSITION       YEAR  SALARY   BONUS   SATION  AWARD(S)  (NUMBER)  PAYOUTS
SATION
------------------  ----  -------  -----   ------  --------  --------  -------
------
Robert Jennings,    1996  $55,000   -0-     -0-      -0-      790,000    -0-
  -0-
 President

Michel Bazinet,     1996  $150,000  -0-     -0-      -0-      250,000    -0-
  -0-
 Medical Director
 of Subsidiary

Ian Sutcliffe,      1996  $120,000  -0-     -0-      -0-      250,000    -0-
  -0-
 President of
 Subsidiary

                     AGGREGATED OPTION/SAR EXERCISES IN PERIOD
                   FROM APRIL 23, 1996 THROUGH DECEMBER 31, 1996
                     AND SEPTEMBER 30, 1996 OPTION/SAR VALUES

                                          SECURITIES UNDER-  VALUE OF UNEXER-
                      SHARES              LYING UNEXERCISED   CISED IN-THE
                     ACQUIRED                   OPTIONS       MONEY OPTIONS/
                        ON                 SARs AT 12/31/96   SARs AT 12/31/96
                     EXERCISE     VALUE       EXERCISABLE/     EXERCISABLE/
     NAME            (NUMBER)    REALIZED    UNEXERCISABLE     UNEXERCISABLE
     ----            --------    --------   --------------   ----------------
Robert Jennings         -0-         -0-          0 / 0         $1,753,800 / 0
Michel Bazinet        250,000    $123,750        0 / 0         $        0 / 0
Ian Sutcliffe         250,000    $ 71,875        0 / 0         $        0 / 0


                       OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
                                 Individual Grants

                    NUMBER OF       % OF TOTAL
                    SECURITIES       OPTIONS
                    UNDERLYING      GRANTED TO     EXERCISE OR
                     OPTIONS       EMPLOYEES IN    BASE PRICE     EXPIRATION
      NAME          GRANTED(#)      FISCAL YEAR      ($/SH)          DATE
      ----         ------------    ------------    -----------    ----------
Robert Jennings       790,000         53.4%          $.025         4-24-98
Michel Bazinet        250,000         16.9%          $.025         4-24-98
Ian Sutcliffe         250,000         16.9%          $.025         4-24-98

     Following are the current monthly salaries of the three highest paid officers of the Company and its wholly-owned subsidiary:

   Robert Jennings - President of Company           -  <FN1>
   Ian Sutcliffe - President of Subsidiary          -  $20,000 per month
   Michel Bazinet - Medical Director of Subsidiary  -  $10,000 per month
______________

<FN1>
Mr. Jennings' salary is variable and depends upon the amount of work he performs and the amount of cash available. There is no formula to determine how much Mr. Jennings will be paid, and the decision is made by Messrs. Jennings, Sutcliffe and Bazinet. Mr. Jennings has not been paid any salary in 1997 and he doesn't expect to be paid any salary for at least the next several months.

     The Company has no employment agreements with any of its executive officers.

DIRECTOR COMPENSATION

     Directors of the Company do not receive any fees for their services in such capacity. However, each Director is reimbursed for all reasonable and necessary costs and expenses incurred as a result of being a Director of the Company.

STOCK OPTION PLAN

     In April 1996, the Company's Board of Directors adopted the Company's 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan was approved by the Company's shareholders during May 1996. The 1996 Plan allows the Board to grant stock options from time to time to employees, officers and directors of the Company and consultants to the Company. The Board has the power to determine at the time the option is granted whether the option will be an Incentive Stock Option (an option which qualifies under Section 422 of the Internal Revenue Code of 1986) or an option which is not an Incentive Stock Option. However, Incentive Stock Options will only be granted to persons who are employees of the Company. Vesting provisions are determined by the Board at the time options are granted. As originally adopted, the total number of shares of Common Stock subject to options under the 1996 Plan was not to exceed 1,500,000, subject to adjustment in the event of certain recapitali-zations, reorganizations and similar transactions.

     The Board of Directors may amend the 1996 Plan at any time, provided that the Board may not amend the 1996 Plan to materially increase the number of shares available under the 1996 Plan, materially increase the benefits accruing to Participants under the 1996 Plan, or materially change the eligible class of employees without shareholder approval.

     The following options have been granted to executive officers and other employees of the Company and its subsidiary:

          NAME                 EXERCISE PRICE       NUMBER OF SHARES
          ----                 --------------       ----------------
     Robert Jennings                $.025                790,000
     Michel Bazinet                 $.025                250,000
     Ian Sutcliffe                  $.025                250,000
     Debora Falk                    $.05                  96,000
     Other Employees                $.025 & $.05          94,000
                                                       ---------
          Total                                        1,480,000

     During October 1996, Messrs. Bazinet and Sutcliffe exercised all of their stock options.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ACQUISITION OF MEDICONSULT.COM LIMITED

     On April 23, 1996, the Company issued 11,000,000 shares of its Common Stock to the holders of 100% of the outstanding common stock of Mediconsult.com Limited, a Bermuda corporation ("MCL"), in an exchange transaction in which MCL became a wholly-owned subsidiary of the Company.

     The stock issuances were made pursuant to an Agreement Concerning the Exchange of Common Stock ("Agreement") between the Company and MCL. The terms of the Agreement were the result of negotiations between the managements of the Company and MCL. However, the Company's Board of Directors did not obtain any independent "fairness" opinion or other evaluation regarding the terms of the Agreement, due to the cost of obtaining such opinions or evaluations.

     The persons receiving stock in this exchange were the following:

                   NAME                         NUMBER OF SHARES
                   ----                         ----------------
           The Mediconsult Trust                    10,250,000
           Michel Bazinet                              750,000
                                                    ----------
               Total                                11,000,000

TRANSACTIONS INVOLVING THE COMPANY

     During October 1996, the Company issued debentures in the aggregate principal amount of $500,000 to four non-affiliated persons who had previously loaned $500,000 to the Company's subsidiary. The debentures are convertible into the Company's Common Stock at a conversion rate of $.50 per share. The debentures bear interest at 8% and are due on December 31, 1997.

     Since April 1996, Robert Jennings has advanced funds to the Company on an interest-free basis. The outstanding balance of these advances was $51,841 on December 31, 1996 and $200,000 on March 31, 1997.

     During December 1996, the Company sold 970,000 shares of its Common
Stock to Kevin Winter at $100 per share for a total consideration of $970,000.

TRANSACTIONS INVOLVING MEDICONSULT.COM LIMITED

     Mediconsult.com Limited was incorporated under the laws of Bermuda on April 11, 1996.

     On April 11, 1996, the corporation issued 12,000 shares to the Mediconsult Trust for total consideration of $12,000.

     The Board of Directors was of the opinion that the terms of the above transactions were at least as favorable as those which could be obtained from independent third parties.

ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $.001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters promptly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the existing stockholders may be diluted.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of Preferred Stock, $.001 par value. The Board of Directors of the Company is authorized to issue the Preferred Stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of Preferred Stock into Common Stock. The issuance of any Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of the Common Stock. At present, no Preferred Stock is issued or outstanding or contemplated to be issued.

DIVIDENDS

     No dividends have been paid by the Company on any of its securities in the past and such dividends are not contemplated in the foreseeable future. Dividends will be dependent directly on earnings of the Company, financial needs, and other similar unpredictable factors and will be declared solely at the discretion of the Board of Directors.

REPORTS TO INVESTORS

     The Company intends to provide holders of its securities with annual reports containing audited financial statements. The Company also will issue quarterly or other interim reports to its stockholders as it deems appropriate.

TRANSFER AGENT

     Standard Registrar & Transfer Agency, P.O. Box 14411, Albuquerque, New Mexico 87111, serves as the transfer agent for the Common Stock of the Company.

                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The principal market for trading the Company's Common Stock has been the over-the-counter market. Since September 30, 1996, prices for the Company's Common Stock have been quoted on the OTC Bulletin Board under the trading symbol "MCNS".

     The range of high and low bid quotations for the Company's Common Stock provided below were obtained from the OTC Bulletin Board. The bid prices reported may not be indicative of the value of the Common Stock. The volume of trading in the Company's Common Stock has been limited. The existence of an active trading market may not exist at any given time and shareholders may have difficulty selling their shares. These over-the-counter market quotations reflect inter-dealer prices without retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                     Bid
                                               ---------------
             Quarters                          Low        High
             --------                          ----       ----
         December 31, 1996                     $ .625     $2.37
         March 31, 1997                        $1.52      $2.25

     As of April 1, 1997, there were 51 record holders of the Company's Common Stock. Based on securities position listings, the Company believes that there are at least 200 beneficial owners of the Company's Common Stock.

     The Company has paid no cash dividends on its Common Stock and has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain all earnings to provide for the growth of the Company. Payment of cash dividends in the future will depend, among other things, upon the Company's future earnings, requirements for capital improvements and financial condition.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not changed accountants since its formation and there are no disagreements with the Company's accountants concerning accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During its past three fiscal years, the Company issued securities which were not registered under the Securities Act of 1933, as amended (the "Act"), as follows:

     On April 23, 1996, the Registrant issued a total of 11,000,000 shares of its common stock to the following two shareholders of Mediconsult.com Limited, a Bermuda corporation ("MCL"), in exchange for their shares of MCL, on a pro rata basis, in connection with the Company's acquisition of MCL:

                                                  SHARES OF COMMON
                   NAME                             STOCK ISSUED
                   ----                           ----------------
         The Mediconsult Trust                       10,250,000
         Michel Bazinet                                 750,000
                                                     ----------
             Total                                   11,000,000

     Robert Jennings, the primary beneficiary of The Mediconsult Trust, is President and a Director of the Company, and Michel Bazinet is Medical Director of the Company's subsidiary. In connection with this transaction, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. Each person had access to complete information concerning the Company by virtue of his position with MCL and his participation in the transaction with the Company. In addition, both persons were sophisticated and understood the risk of their investment. The shares were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Registrant.

     During May 1996, the Company issued a total of 1,039,400 shares to 30 investors in Colorado, Arizona and Nevada in an offering conducted pursuant to Rule 504 of Regulation D for a total cash consideration of $25,985.

     During October 1996, the Company issued debentures in the aggregate amount of $500,000 to four investors who had previously loaned $500,000 to MCL. These persons were Sheri Weichel ($100,000), Kevin Winter ($300,000), I.I. Partners ($50,000) and Donald MacKenzie ($50,000). Each of these investors is an accredited investor. With respect to the sale of these debentures, the Company relied on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The appropriate restrictive legends were placed on the debentures.

     During October 1996, Messrs. Bazinet and Sutcliffe, officers of the Company's subsidiary, each exercised stock options to purchase 250,000 shares of the Company's Common Stock for the total consideration of $6,250 each. In connection with this transaction, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. Each person had access to complete information concerning the Company by virtue of his position as an officer of the Company's subsidiary. In addition, both persons were sophisticated and understood the risk of their investment. The shares were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Registrant.

     During December 1996, the Company issued 970,000 shares to Kevin Winter for $970,000 in cash pursuant to the exemption provided by Rule 504 under Regulation D. Kevin Winter is also an accredited investor.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Delaware General Corporation Law (the "Code") permits the Company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company. The Code authorizes the Company to advance expenses incurred in defending any such proceeding under certain circumstances, and if the officer or director is successful on the merits, it authorizes the

Company to indemnify the officer or director against all expenses, including attorneys' fees, incurred in connection with any such proceeding. The Company's Bylaws and Certificate of Incorporation provide that the Company shall indemnify its officers and directors in accordance with the Code.

     The Code permits the Company to limit the personal liability of its directors for monetary damages for breaches of fiduciary duty as a director, except for breaches that involve the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts involving unlawful dividends or stock redemptions or transactions from which the director derived an improper personal benefit. Article 10 of the Company's Certificate of Incorporation, as amended, includes such a provision which limits the personal monetary liability of its directors.

                                    PART F/S

FINANCIAL STATEMENTS. The following financial statements are filed as part of this Registration Statement:
                                                                  PAGE(S)
                                                                  -------
Report of Independent Accountants...............................    F-1

Consolidated Balance Sheet as of December 31, 1996 .............    F-2

Consolidated Statement of Loss and Deficit for the period
from April 23, 1996 to December 31, 1996 .......................    F-3

Consolidated Statement of Cash Flows for the period from
April 23, 1996 to December 31, 1996 ............................    F-4

Notes to Consolidated Financial Statements......................    F-5 - F-8

                                   PART III

ITEM 1.  INDEX TO EXHIBITS AND ITEM 2. DESCRIPTION OF EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION                          LOCATION
-------   -----------                          --------
  3.1     Articles of Incorporation            Previously filed.

  3.2     Bylaws                               Previously filed.

 10.1     1996 Stock Option Plan               Previously filed.

 10.2     Agreement Concerning the Exchange    Previously filed.
          of Common Stock Between the Com-
          pany and Mediconsult.com Ltd.

 10.3     Articles of Merger with              Previously filed.
          Delaware Subsidiary

 10.4     Worldwide Web Server Agreement       Previously filed.
          with TeleVisions, Inc., and
          Amendment

 10.5     Marketing Partnership Proposal       Filed herewith electronically
          with Electric Entertainment re
          Doctor on Call

 10.6     Form of Consulting Agreement         Filed herewith electronically
          with Physician Specialist

 10.7     Agreement with IBM Canada            Filed herewith electronically

 21       Subsidiaries of the Small            Previously filed.
          Business Issuer

 27.1     Financial Data Schedule -            Previously filed.
          September 30, 1996

 27.2     Financial Data Schedule -            Previously filed.
          December 31, 1996

COOPERS        Chartered Accountants   Dorchester House
& LYBRAND                              7 Church Street West
                                       Hamilton, Bermuda HM 11

                                       PO Box HM 1171
                                       Hamilton Beach, Bermuda HM EX
                                       Telephone (441) 295-2000
                                       Fax (441) 295-1242 (Groups 1/2/3)

January 14, 1997

Independent Auditors' Report To The Shareholders Of
Mediconsult.com Inc.

We have audited the accompanying consolidated balance sheet of Mediconsult.com Inc. as of December 31, 1996 and the related consolidated statements of loss and deficit and cash flows for the period from April 23, 1996 to December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mediconsult.com Inc. as of December 31, 1996, and the consolidated results of its operations and its cash flows for the period from April 23, 1996 to December 31, 1996 in conformity with accounting principles generally accepted in the United States of America.

/s/ Coopers & Lybrand

Chartered Accountants

Mediconsult.com Inc.
Consolidated Balance Sheet
as of December 31, 1996
(Expressed in U.S. Dollars)
                                                         $
Current Assets
  Cash                                                 393,130
  Deferred medical content costs (note 3)              161,600

Total Current Assets                                   554,730

Fixed Assets (note 4)                                  205,298

Total assets                                           760,028

Current Liabilities
  Accounts payable and accrued liabilities              39,033
  Interest payable (note 5)                             22,667
  Advances from shareholder (note 6)                    51,841
  Notes payable (note 5)                               500,000

Total Current Liabilities                              613,541

Shareholders' Equity
Capital Stock (notes 7 and 9)                        1,008,585

Deficit                                               (862,098)

Total Shareholders' Equity                             146,487

Total Liabilities and Shareholders' Equity             760,028


Signed on Behalf of the Board


/s/ Robert E. Jennings
--------------------------------   ------------------------------
Director                           Director

The accompanying notes are an integral part of these consolidated financial statements.

Mediconsult.com Inc.
Consolidated Statement of Loss and Deficit
For the Period From April 23, 1996 to December 31, 1996
(Expressed in U.S. Dollars)

                                                         $
Revenues

Total Revenues                                               0

Expenses
  Salaries (note 8)                                    548,424
  Office                                               170,491
  Travel                                                69,896
  Legal                                                 50,620

Total expenses                                         839,431

Net Operating Loss for the Period                     (839,431)

Interest expense                                       (22,667)

Loss for the Period                                   (862,098)

Per share loss applicable to
  common stock (Note 11):
    Net Loss                                             (0.06)

Pro forma per share of common stock,
  reflecting conversion (Note 11):
    Net Loss                                             (0.05)


ficit - Beginning of Period                                0

Deficit - End of Period                               (862,098)

The accompanying notes are an integral part of these consolidated financial statements.

Mediconsult.com Inc.
Consolidated Statement of Cash Flows
For the Period From April 23, 1996 to December 31, 1996
(Expressed in U.S. Dollars)

                                                         $
Operating Activities:
  Loss for the period                                 (862,098)
  Adjustments to reconcile loss for the
   period to net cash provided by operating
   activities:
    Deferred medical content costs                    (161,600)
    Accounts payable and accrued liabilities            39,033
    Interest payable                                    22,667

      Net cash used in operating activities           (961,998)

Investing Activity:
  Fixed asset purchases                               (205,298)

      Net cash used in investing activity             (205,298)

Financing Activities:
  Advances from shareholder                             51,841
  Issue of capital stock                             1,008,585
  Notes payable                                        500,000

      Net cash provided by financing activities      1,560,426

Increase in Cash                                       393,130

Cash - Beginning of Period                                   0

Cash - End of Period                                   393,130

The accompanying notes are an integral part of these consolidated financial statements.

Mediconsult.com Inc.
Notes to Consolidated Financial Statements
For the Period From April 23, 1996 to December 31, 1996
(Expressed in U.S. Dollars)

1.  OPERATIONS

Mediconsult.com Inc. ("the company") was incorporated in the United States of America on October 31, 1989 under the name Waterford Capital, Inc. The company did not trade and was effectively dormant. On April 23, 1996 the company changed its name to Mediconsult.com Inc. On April 23, 1996 the company purchased the entire share capital of Mediconsult.com Limited, a company incorporated in Bermuda. The company is a holding company and these financial statements cover the period from its purchase of Mediconsult.com Limited. On December 4, 1996, through a merger with a Delaware Corporation with the same name as the company, the company became a Delaware Corporation.

Mediconsult.com Limited has an internet web site located at http://www.mediconsult.com which is designed to serve the consumer demand for top-quality, comprehensive information on specific medical topics. The company's target audience consists of patients who are dealing with medium and long-term medical conditions and are looking for detailed information about their illnesses, the latest treatments, drug-related and other therapies, and the management of side effects.

The company trades on the NASD - OTC market as "MCNS".

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the accounting policies considered to be particularly significant:

     (a) Revenues. Revenues from the web site operations are recorded on an accrual basis to the extent that collection is reasonably assured. There have been no revenues earned to date as the web site is currently operating with no charge to customers. The company will commence generating revenue in the first quarter of 1997.

     (b) Depreciation. Depreciation of the company's fixed assets has been computed on the straight-line method over the estimated useful lives of the assets as indicated below:

                                        Estimated
       Property                                Useful Lives

       Computer Hardware                          2 years
       Computer Programming                       2 years

The company writes off fully depreciated assets from its books.

     (c) Deferred medical content costs. Deferred medical content costs are amortized over a period of 12 months.

Mediconsult.com Inc.
Notes to Consolidated Financial Statements (Continued)
For th Period From April 23, 1996 to December 31, 1996
(Expressed in U.S. Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

     (d) Basis of consolidation. These consolidated financial statements include the results of the company and its wholly-owned subsidiary, Mediconsult.com Limited. All intercompany balances have been eliminated on consolidation.

     (e) Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  DEFERRED MEDICAL CONTENT COSTS

Deferred medical content costs relate to payments made to individuals and companies for writing the summaries of the medical journal articles and other medical information which appear on the internet site. This information will have a lasting benefit estimated to be one year in duration. These costs have been deferred and will be amortized over twelve months during the period when the company commences generating revenue in the first quarter of 1997.

4.  FIXED ASSETS

Fixed assets comprise :
                                              Accumulated      Net Book
                                   Cost       Depreciation      Value
                                    $             $               $

Computer Hardware                 75,186          0             75,186
Computer Programming             130,112          0            130,112

                                 205,298          0            205,298

Depreciation on fixed assets has been deferred, and will be charged when the company's computer systems are fully operational, and the company begins to derive economic benefit from them, expected to be the first quarter of 1997.

Mediconsult.com Inc.
Notes to Consolidated Financial Staetments (Continued)
For the Period From April 23, 1996 to December 31, 1996
(Expressed in U.S. Dollars)

5.  NOTES PAYABLE

The company entered into notes payable in the aggregate of $500,000. The principal amounts due are repayable on December 31, 1997 together with interest at a rate of 8% per annum. Accrued interest related to the notes payable at December 31, 1996 is $22,667.

On October 25, 1996 the company offered the right to convert the principal amount of the notes payable at any time prior to payment, at the option of the holder, into common stock at a conversion price of $0.50 per share.

6.  ADVANCES FROM SHAREHOLDER

Advances from shareholder are interest free and repayable on demand.

7.  CAPITAL STOCK

On October 31, 1989, the date of incorporation, the authorized share capital of the company was 700 million shares of no par value common stock, and 10 million shares of $0.10 par value preferred stock. On November 7, 1989, the company issued 13,500 common shares for a total consideration of $100 in cash. On April 23, 1996, 55,000 common shares were issued in exchange for the entire share capital of Mediconsult.com Limited, the Bermuda corporation which had a fair value of $Nil at that date. An additional 5,197 common shares were issued on May 24, 1996 for $25,985 in total. On August 12, 1996 a 20 for 1 share split took place, which resulted in an issued share capital of 1,473,940 common stock. On October 25, 1996 a 10 for 1 share split took place, which resulted in an issued share capital of 14,739,400 common stock. On November 13, 1996 stock options over 500,000 common shares were exercised for $12,500 in total. On November 20, 1996, the company issued 970,000 common shares for $970,000 in total.

At December 31, 1996 capital stock comprises:
                                                              $
                                                          __________
Authorized
  Common stock - 700 million shares at no par value                0
  Preferred stock - 10 million shares at a par value
   of $0.10 each                                           1,000,000

Issued and outstanding
  Common stock - 16,209,400 shares at no par value         1,008,585
  Preferred stock - 0 shares at a par value of $0.10
   each                                                            0

                                                           1,008,585

Mediconsult.com Inc.
Notes to Consolidated Financial Statements (Continued)
For the Period From April 23, 1996 to December 31, 1996
(Expressed in U.S. Dollars)

8.  RELATED PARTY TRANSACTIONS

During the period salaries of $55,000, $150,000 and $120,000 were paid to R. Jennings, M. Bazinet and I. Sutcliffe respectively who are shareholders in the company.

9.  STOCK OPTIONS

At December 31, 1996 exercisable stock options over 980,000 ordinary shares were outstanding. Of this total, options over 800,000 ordinary shares had an exercise price of $0.025, no vesting provisions, and a fair value of $Nil at the date of grant. Of these 790,000 expire on April 24, 1998 and 10,000 expire on May 6, 1998. The remaining options over 180,000 ordinary shares had an exercise price of $0.05, a fair value of $Nil at the date of grant, expire on October 24, 1998, and will be fully vested by December 31, 1997.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions have been used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that fair value.

Carrying value of cash, accounts payable and accrued liabilities, interest payable, advances from shareholder and notes payable is a reasonable estimate of fair value.

11.  PER SHARE EARNINGS

Per share data are based on the average number of common shares outstanding during the period.

The pro forma per share data are based on the assumption that the outstanding notes payable were converted into common shares at the beginning of the period at the conversion ratio in effect at December 31, 1996, reflecting the 1,000,000 shares issuable on conversion and eliminating the related interest expense on the notes payable of $22,667. The pro forma per share data are also based on the assumption that the stock options outstanding of 980,000 common shares were exercised at the beginning of the period at the conversion ratio in effect at December 31, 1996. The pro forma per share data are also based on the assumption that the stock options for 500,000 common shares exercised during the period were exercised at the beginning of the period.

                            SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    MEDICONSULT.COM, INC.

                                    By:/s/ Robert Jennings
                                       Robert Jennings, President
Date: June 5, 1997